UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-38820

Futu Holdings Limited

11/F, Bangkok Bank Building

No. 18 Bonham Strand W, Sheung Wan

Hong Kong S.A.R., People’s Republic of China

+852 2523-3588

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited interim condensed consolidated financial statements of Futu Holdings Limited as of and for the six months ended June 30, 2022
99.2	Unaudited interim condensed consolidated financial statements of Futu Holdings Limited as of and for the nine months ended September 30, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTU HOLDINGS LIMITED

	By	:	/s/ Leaf Hua Li
	Name	:	Leaf Hua Li
	Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: December 22, 2022